Exhibit 99.1

ANNUAL INFORMATION FORM

For the year ended October 31, 2012

Dated December 19, 2012

TABLE OF CONTENTS

INTRODUCTION	3

CORPORATE STRUCTURE	6

GENERAL	6

GENERAL DEVELOPMENT OF THE BUSINESS	6

THREE YEAR HISTORY	6
SHARE CONSOLIDATION	7
PURCHASES OF OUR COMMON SHARES	7
NASDAQ LISTING	7

THE BUSINESS	7

OVERVIEW	7
PRODUCTS AND SERVICES	8
SALES AND MARKETING	10
PERSONNEL	10
COMPETITIVE CONDITIONS	11
INTANGIBLE & INTELLECTUAL PROPERTY	12
SEASONALITY	12
ECONOMIC DEPENDENCE	12
REGULATORY MATTERS	13

RISK FACTORS	14

RISKS RELATED TO THE GLOBAL ECONOMIC CRISIS	14
RISKS RELATED TO OUR COMPANY	14
RISKS RELATED TO THE INTERNET	24
RISKS RELATED TO INVESTMENT IN COMMON SHARES	26

DIVIDENDS	27

CAPITAL STRUCTURE	28

COMMON SHARES	28
PREFERRED SHARES	28

MARKET FOR SECURITIES	28

TRADING PRICE AND VOLUME	28

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	29

DIRECTORS AND EXECUTIVE OFFICERS	29

AUDIT COMMITTEE	31
COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE	34
CONFLICTS OF INTEREST	34
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	34

LEGAL PROCEEDINGS	35

REGISTRAR AND TRANSFER AGENT	35

INTEREST OF MANAGEMENT IN MATERIAL TRANSACTIONS	36

MATERIAL CONTRACTS	36

INTERESTS OF EXPERTS	36

ADDITIONAL INFORMATION	36

SCHEDULE “A”	37

INTRODUCTION

All dollar amounts in this annual information form (the “Annual Information Form”) are in Canadian dollars, except where otherwise indicated.  The reporting currency of Coastal Contacts Inc. is the Canadian dollar.  Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the balance sheet date.  Revenues and expenses denominated in foreign currencies are translated at the exchange rate prevailing on the transaction date.  Foreign currency translation gains or losses are recorded in earnings in the period in which they occur.  Some figures and percentages may not total exactly, due to rounding.

We have four material, wholly-owned, operating subsidiaries.  Three of these subsidiaries are classified as self-sustaining foreign operations and their financial statements are translated into Canadian dollars using the current method as follows: (i) assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; (ii) revenue and expense items are translated at the average rate of exchange in effect for the period in which such items are recognized; and (iii) exchange gains or losses arising from translation are deferred in a separate component of shareholders’ equity. Two of these subsidiaries are classified as integrated foreign subsidiaries and their financial statements are translated using the temporal method as follows: (i) monetary items are translated into the reporting currency at the exchange rate in effect at the balance sheet date; (ii) non-monetary items are translated at the historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect at the balance sheet date; (iii) revenue and expense items are translated in a manner that produces substantially the same reporting currency amounts that would have resulted had the underlying transactions been translated on the dates they occurred; and (iv) depreciation and amortization of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

Certain information contained in this Annual Information Form concerning the industry in which we operate has been obtained from publicly available information from third party sources.  We have not verified the accuracy or completeness of any information contained in such publicly available information.  In addition, we have not determined if there has been any omission by any such third party to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information became publicly available or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

Cautionary Note Regarding Forward-Looking Information and Statements

All statements made in this Annual Information Form which are not current statements or historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933 (the “Securities Act”), Section 21E of the United States Securities Exchange Act of 1934 (the “Exchange Act”), the Private Securities Litigation Reform Act of 1995 or in releases made by the United States Securities and Exchange Commission (the “SEC”), all as may be amended from time to time.  The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should”, “likely”, “potential”, “continue”, “project”, “forecast”, “prospects”, and similar expressions typically are used to identify forward-looking information and statements.  Without limitation, such forward-looking information and statements in this Annual Information Form include information and statements relating to: our perceptions of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which we do business; our anticipated ability to procure products and supplies, or the terms under which we may procure our products and supplies; our anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; our ability to increase production; our capital expenditure plans; our relationships with suppliers; our anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and our perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate.  Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.  Assumptions underlying our expectations regarding forward-looking information and statements contained in this Annual Information Form include, among others: that we will maintain our position in the markets we operate in and expand into other markets in a favourable manner; that we will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support our business and new product lines, including our eyeglasses business; that we will be able to generate and maintain sufficient cash flows to support our operations; that we will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions in which we operate; that we will be able to establish and/or maintain necessary relationships with suppliers; and that we will retain key personnel.  The foregoing list of assumptions is not exhaustive.

Persons reading this Annual Information Form are cautioned that forward-looking information and statements are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control, that could cause our actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking information or statements.  These factors include, but are not limited to:

•             changes in the market;

•             potential downturns in economic conditions;

•             consumer credit risk;

•             our ability to implement our business strategies;

•             competition from traditional and online retailers;

•             limited suppliers;

•             limited availability of inventory;

•             disruption in our distribution facilities;

•             mergers and acquisitions;

•             foreign currency exchange rate fluctuations;

•             regulatory requirements;

•             demand for contact lenses, eyeglasses and related vision care products;

•             the risk that we will not be successful in defending against litigation;

•             dependence on the Internet; and

•             the other factors referred to under the heading “Risk Factors” in this Annual Information Form.

Readers should not place undue reliance on forward-looking information and statements, which are qualified in their entirety by this cautionary note.  For a complete discussion of the assumptions, risks and uncertainties related to our business, you are encouraged to review our filings with Canadian securities regulatory authorities filed on SEDAR at http://www.sedar.com.

Exchange Rate Information

The following tables set forth, for each period indicated, information concerning the exchange rates between Swedish Krona, Euro, United States Dollar, Japanese Yen, Norwegian Krone, Australian Dollar and Canadian Dollar based on the Bank of Canada nominal noon exchange rates.  The tables below illustrate the portion or multiples of each currency it would take to buy one Canadian dollar.

Fiscal Year Ended	Swedish Krona per CDN$
October 31,	Average(1)	Low	High	Period End
2012	6.7648	6.4641	7.1124	6.6401
2011	6.5808	6.2854	6.9493	6.5062
2010	6.9649	6.4475	7.6805	6.5833

Fiscal Year Ended	Euro per CDN$
October 31,	Average(1)	Low	High	Period End
2012	0.7704	0.7119	0.8228	0.7720
2011	0.7274	0.6991	0.7784	0.7217
2010	0.7148	0.6277	0.8014	0.7065

Fiscal Year Ended	US$ per CDN$
October 31,	Average(1)	Low	High	Period End
2012	0.9954	0.9526	1.0299	1.0004
2011	1.0134	0.9430	1.0583	1.0065
2010	0.9637	0.9278	1.0039	0.9815

Fiscal Year Ended	Japanese Yen per CDN$
October 31,	Average(1)	Low	High	Period End
2012	78.6424	73.6377	84.5309	79.9361
2011	81.8753	72.4638	88.9680	78.4929
2010	85.5136	78.9889	94.0734	78.9889

Fiscal Year Ended	Norwegian Krone per CDN$
October 31,	Average(1)	Low	High	Period End
2012	5.8147	5.5127	6.0386	5.7110
2011	5.7027	5.4466	6.0606	5.5494
2010	5.7743	5.2826	6.3291	5.7703

Fiscal Year Ended	Australian Dollar per CDN$
October 31,	Average(1)	Low	High	Period End
2012	0.9661	0.9299	1.0030	0.9649
2011	0.9854	0.9381	1.0300	0.9487
2010	1.0633	0.9873	1.1583	1.0020

(1)         The average of the daily nominal noon exchange rates during the year.

CORPORATE STRUCTURE

General

The full corporate name of our company is Coastal Contacts Inc.  Our head office is located at Suite 320, 2985 Virtual Way, Vancouver, British Columbia, V5M 4X7 and our registered and records office is located at Suite 2200, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

We were incorporated under the Canada Business Corporations Act on December 14, 2000.  On December 23, 2003, we subdivided our issued and outstanding capital on the basis of two new common shares for every one issued and outstanding common share.  On March 4, 2005, our articles were amended to provide for staggered three-year terms for election of our directors.  On August 30, 2012, we completed a share consolidation on the basis of two pre-consolidation common shares for each one post-consolidation common share.

As of the date hereof, we have the following four material, wholly-owned operating subsidiaries: Lenslogistics AB, which is organized under the laws of Sweden, Asianzakka Pte. Ltd., which is organized under the laws of Singapore, and Lensway BV and Condis BV, both of which are organized under the laws of the Netherlands. For the remainder of this document, the consolidated operations of our Company and its subsidiaries will be referred to collectively as “we”, “our”, “us”, the “Company”, “Coastal” or “Coastal Contacts”, unless specifically noted or the context otherwise requires.

GENERAL DEVELOPMENT OF THE BUSINESS

We are largest leading online direct-to-consumer retailer contact lenses, eyeglasses, sunglasses and vision care accessories serving over 10 major markets around the world, including Canada, the United States, Sweden, Norway and Japan.  Since our inception in the year 2000, our business has steadily grown, and for the fiscal year ended October 31, 2012, we shipped approximately 2.3 million orders, representing $196 million in revenue.  Our strategy is to continue to expand our product offerings and our geographic reach.  We design, produce and retail what we believe to be the largest in-stock selection of contact lenses and eyeglasses on the Internet and have served over 4.1 million vision corrected customers through our network of manufacturing and distribution facilities.

Three Year History

In February, 2008 we launched a direct-to-consumer eyeglasses business targeting North America and Scandinavia, in an effort to further capitalize on the Company’s large database of vision corrected customers.  We have since expanded our direct-to-consumer eyeglasses business to Australia, New Zealand and Japan.  We also built two leading edge eyeglasses manufacturing labs in our two main distribution hubs in order to provide high levels of quality customer service and to manage the cost of supply. Continued positive responses to our products, from our existing and new customers, has resulted in further efforts to expand the eyeglasses business with a broader offering into additional markets.

Market research indicates that the worldwide contact lens market totaled an estimated US$6.8 billion in 2011, with expected growth of 4.5% in 2012 (Contact Lens Spectrum, January, 2012).  The eyeglasses market is estimated to be $68.4 billion by 2013 (Packaged Facts Report — The US Eyewear Market, June 2009). Coastal continues to target markets enjoying high growth rates and those where the Company can obtain premium market positions.

Share Consolidation

On August 30, 2012, we filed Articles of Amendment to give effect to a share consolidation on the basis of two pre-consolidation common shares for each one post-consolidation common share (the “Consolidation”).  The Company’s issued and outstanding stock options were adjusted to give effect to the Consolidation.  All data relating to numbers of common shares, prices of common shares, numbers of stock options and exercise prices of stock options set forth in this Annual Information Form have been adjusted to give retroactive effect to the Consolidation.  For the purpose of giving retroactive effect to the Consolidation, we have rounded fractional shares to the nearest whole share and rounded fractional price information to the nearest cent, with fractions of 0.5 or greater rounded up and fractions of less than 0.5 rounded down.  As a result of such rounding, actual amounts may differ.  The Consolidation reduced the number of outstanding common shares from approximately 56.8 million to approximately 28.4 million.

Purchases of Our Common Shares

Since October 2006, we have purchased and cancelled a total of 10,197,058 of our common shares.  On October 18, 2006, we initiated a Normal Course Issuer Bid (NCIB), under which we purchased 1,909,300 shares at an average price of $2.12 per common share.  On October 26, 2007, we initiated a NCIB, under which we purchased and cancelled 633,250 shares at an average price of $2.22 per common share. Under the NCIB we initiated December 19, 2008, we purchased and cancelled 708,462 shares at an average price of $1.66 per common share. Under the NCIB we initiated December 30, 2009, we purchased and cancelled 858,524 shares at an average price of $3.08 per common share. Under the NCIB we initiated January 11, 2011, we purchased and cancelled 198,850 common shares at an average price of $3.47 per common share. On February 4, 2012, we renewed a NCIB for maximum eligible purchases of 1,724,153.  No purchases were made under this NCIB.  The shares purchased under these NCIBs were through the facilities of the Toronto Stock Exchange (“TSX”) and the OMX Nordic Exchange (“OMX”) and were subsequently cancelled.

In addition to the NCIBs, we purchased 3,418,672 common shares for $2.50 per share on February 25, 2008 pursuant to a “Dutch Auction” Issuer Bid and 2,500,000 of our common shares for $2.00 per share on August 1, 2008, pursuant to an issuer bid which commenced on June 19, 2008.  All of these purchased shares were subsequently cancelled.

NASDAQ Listing

On October 25, 2012, our outstanding common shares commenced trading on NASDAQ under the symbol “COA”.

THE BUSINESS

Overview

We are a leading online direct-to-consumer retailer of vision care products and services.  We sell contact lenses, eyeglasses and related products, such as sunglasses and contact lens accessories primarily through our internet websites, although customers may also place orders over the telephone.  We have operations and distribution centres in North America, Europe and Australia.  We sell contact lenses manufactured by multinational companies such as Vistakon (a division of Johnson and Johnson Vision Care Inc.), CIBA Vision Corporation (a division of Alcon), Bausch & Lomb Inc. and Coopervision Inc. We sell eyeglasses, which are primarily assembled in our own laboratories, composed of frames and lenses purchased from a variety of different suppliers. The frames we use in our eyeglasses include both branded frames and our own private label frames such as Derek Cardigan, Kam Dhillon, Ltede and Joseph Marc.

The global market for contact lenses is estimated to be approximately US$6.8 billion in 2011 with worldwide growth rates estimated at 4.5% (Contact Lens Spectrum, January, 2012).  The largest market for contact lenses continues to be the United States, while other markets are experiencing higher growth rates as they mature. The global market for prescription eyeglasses is forecast to reach $68.4 billion by 2013 (Packaged Facts Report — The US Eyewear Market, June 2009).  It is estimated that United States online revenue from sales of eyeglasses and contact lenses is expected to increase at an average rate of 9.6% over the five years ended 2016 (IBISWorld Inc).  Despite the growth in online sales of eyeglasses and contact lenses, the Vision Council notes that United States online penetration is only 2.7% for prescription eyeglasses and 16.4% for contact lenses.

We believe that there are significant opportunities for incremental expansion of our existing operations in the online vision care industry.  We continue to actively expand our operations internationally and believe our differentiated multi-market strategy will provide unique opportunities for growth and profitability going forward. We intend to continue to selectively evaluate and pursue attractive acquisitions and expansions that further our business strategy and increase our market share and provide access to new geographical markets.

We believe that continued organic expansion and profitability is made possible when our customers return to us to replenish their supplies of vision care products.  Re-orders provide a significant value derived from each customer and enable us to focus more of our marketing spending on acquiring new customers.  To date, we have reinvested a portion of the cash flows into marketing and other business initiatives aimed at acquiring new customers.  As an established industry participant, we have a re-order business which reduces the average acquisition cost per customer and, we believe, provides us with an advantage over other companies that are considering entering into the online market for vision care products, whose acquisition costs per customer could be considerably higher.

During the fiscal year ended October 31, 2012, we continued to leverage our growing database of vision corrected customers around the world by expanding our offering of contact lenses and additional vision care products, with a particular focus on the expansion of our eyeglasses business. We have grown this business rapidly since the products were first offered to our customers in 2008 and the response from our customers continues to be positive. We believe that we have the product offering that will allow us to continue to rapidly grow in this segment over the next few years. We plan to use our innovative marketing techniques to reach more customers while removing much of the risk involved in a first purchase. The simplicity of the process and the low price, wide selection and high quality combination that our products deliver has been well received by our customers.

Products and Services

Our large volume business, combined with our cost effective operations, is designed to enable us to offer replacement contact lenses, eyeglasses and related vision care products to customers at reduced prices, with quick delivery and an emphasis on strong customer service.

We offer substantially all of the soft contact lenses produced by the leading contact lens manufacturers, including Vistakon (a division of Johnson and Johnson Vision Care Inc.), CIBA Vision Corporation (a division of Alcon), Bausch & Lomb Inc. and Coopervision Inc.

In February 2008, we launched our online eyeglasses business in order to expand our product offering to the more than 2.5 million active vision-corrected customers in our database.  Customers match eyeglass frames with one of our high quality lens packages which we assemble in our own laboratories.  Our research shows that the eyeglasses market shares many of the same characteristics of the contact lens industry in that it is highly fragmented and serviced through traditional channels, including eye care practitioners (ECPs) and retail optical stores. Traditional channels are generally inefficient, have higher prices and offer inconsistent service levels. In comparison, Coastal uses its purchasing power to offer significant savings and improved service levels, emphasizing delivery speed.

Eyeglasses marketing is divided between targeting existing Coastal customers and acquiring new customers.  We expect to continue the expansion of our eyeglasses business to ultimately include most of the markets in which we operate.  Our objective is to rapidly become the global leader in the online eyeglasses market.

In addition to contact lenses and eyeglasses, we also offer vision care accessories like sunglasses and contact lens solution. We offer our products at prices generally unavailable to consumers who purchase from traditional channels, such as from their ECP or through optical retailers. Our products are offered for sale by telephone, e-mail and through our proprietary websites, which include www.Coastal.com, www.ClearlyContacts.ca, www.ClearlyContacts.com.au, www.ClearlyContacts.co.nz, www.LensWay.se, www.LensWay.fi, www.LensWay.nl, www.LensWay.no, www.LensWay.co.uk, www.ContactSan.com, and www.LensWay.com.br.

The underlying theme through each phase of the development of our websites is customer satisfaction with an emphasis on a simple ordering process.  Our websites are designed to enable consumers to easily find products.  Contact lenses can be sorted by manufacturer name or contact lens type. Eyeglasses can be sorted by brand of frame, style or type.  A specific search can also be performed by the customer filling in the details of his or her purchase.  Individual websites are also custom developed to meet the requirements of specific geographic markets. Recently, we have improved our websites to include more detailed photographs of products, a robust zoom tool to enable a close-up image of a product and our “virtual mirror” that allows our customers to “try on” a pair of eyeglasses by overlaying the image of a frame over a photograph of an individual. The “virtual mirror” includes a method of scaling the photograph to enable the user to better understand the relative size of frame to face. Feedback from our customers suggests that the “virtual mirror” is an extremely effective and useful tool in selecting eyeglasses that fit correctly.

For customers that do not wish to order online, we maintain toll-free numbers that allow customers to phone in their orders from all of our major market areas to our primary call centres located in Vancouver, British Columbia and Stockholm, Sweden. We also outsource certain call centre functions to third party service providers who service our customers on our behalf.  Customer orders are processed for shipping and then shipped from the distribution centres or, in some cases, directly from a supplier.  In addition, customers receive update e-mails throughout the ordering, logistics and payment processes to ensure that they are informed and up-to-date on the status of their orders.  Our customer service representatives are trained to provide efficient and accurate order entry, provide real-time product availability information to customers, estimate delivery dates for customers’ orders and answer other customer service inquiries.

Our databases store client information and predict when a customer will need to order more contact lenses.  A list of re-order candidates is tabulated regularly and clients are e-mailed reminder notices.  The customer can re-order by clicking a link in the e-mail and following the simple procedure as prompted.  The re-order process makes shopping for contact lenses even simpler, as customers do not need to re-enter their prescription or address information if there is no change.  Our automated procedures for prescription verification, if required, shipping and payment are then followed.

We conduct all of our product fulfillment operations from our distribution facilities in Vancouver, British Columbia,; Stockholm, Sweden; Blaine, Washington; and Sydney, Australia.  See “Risk Factors — Disruption in Distribution and Assembly Facilities” and “Risk Factors — Operations of Distribution Centres”.

Our operations utilize customized enterprise resource planning software, proprietary database management systems for managing inventory, order tracking, generation of invoices, packing slips and shipping labels.  For products which we do not carry in inventory, we apply a “just-in-time” strategy, which allows us to stock fewer products while maintaining a high degree of customer service.  We use a network of contact lens and eyeglass component suppliers in Canada, the United States, Asia and Europe and continue to expand our supply network and receive volume discounts from these suppliers.

In all regions we use a combination of post and major package delivery services to ship orders.  Major package delivery services and certain post offerings provide tracking which notify our customers of delivery dates if requested.  Our Asian orders are processed through our two distribution centres in North America.  Our research and development activities are predominantly performed in-house, although certain research and development tasks have been outsourced to third parties.

Sales and Marketing

We utilize a marketing strategy that is designed to attract visitors to our websites at costs that are in line with our overall expansion strategy. Our sales messaging, introduced through various marketing channels, consistently emphasizes value and brand.  We also search for new ways in which to advertise our products. After identifying an attractive potential new advertisement or advertising medium, we generally prefer to test market opportunities. We value programs that offer some measurability of results over more generic programs where the performance of the program is difficult to segregate from the effects of existing marketing programs. The timeliness of reporting results from a marketing program is also very important to us in order that we may continually monitor our advertising as a means of identifying and reacting to trends and patterns in the marketplace.

Our marketing caters primarily to individuals between the ages of 25 and 54 and we have set up various programs aimed at reaching demographic niches within this overall target market.

The principal components of our selling and marketing program are as follows:

•                                          Direct Internet.  We use the resources of the Internet, in particular search engines and social networking sites, as a means of marketing in an effort to drive new and repeat traffic.

•                                          Internet Affiliate Programs. We work with other internet-based companies to cross-market our offerings to our customers. These companies are compensated on a commission basis.

•                                          Customer Loyalty and Awareness Programs.  We use e-mail, direct-mail and telemarketing to increase customer awareness within our existing customer base.  We have implemented an ongoing internal marketing initiative designed to inform customers of re-order dates, changes in product offerings and/or special offers which we manage daily.

•                                          Direct-Mailing.  In addition, we use direct-mail to advertise our products to specifically targeted groups. Mailing lists are obtained through private sources to target our advertisements specifically to contact lens wearers.

•                                          Multimedia.  We use various media including print ads, radio and television to supplement our selling and marketing program and to reinforce brand awareness.

•                                         Cooperative Mailings.  We participate in cooperative mail programs sponsored by leading cooperative mail companies.  These programs allow us to target consumers in specific postal codes according to age, income and other important demographics.

Personnel

As at October 31, 2012, we employed 654 people, of whom 464 were located in Canada and the United States and 190 were located outside North America.  We also engage consultants and contract workers on an as-needed basis.  Our ability to attract and retain highly skilled technical and management personnel and a multi-lingual customer support staff is one of the key factors in our business.  If our vision care product sales increase, additional staffing requirements will need to be met to remain competitive.  From 2011 to 2012, our employee personnel increased from 645 to 654.

Our employee base must cover a variety of skills necessary for an Internet-based business operating in a global market.  Such skills include the ability to conduct business in several languages, the ability to adapt to local markets, and the expertise to develop our websites to increase “user-friendliness” while meeting the needs of our customers.  Currently, our employee base allows us to converse in many different languages.  In addition, employees are involved in website development in order to adapt our websites according to customers’ needs. Since 2008, we have employed skilled technicians to perform edging and assembly at our eyeglasses laboratories. Certain employees have formal training while most receive on-the-job training to develop their skills.

Competitive Conditions

Market data indicates that total global contact lens market in 2011 totaled and estimated US$6.8 billion.  The market for prescription eyeglasses is estimated to reach $68.4 billion by 2013. We believe that consumers are looking for alternative methods to purchase both contact lenses and eyeglasses at prices that are more reasonable than their traditional alternatives through local ECPs or opticians. We further believe that the growth in popularity of disposable contact lenses, which require consumers to purchase replacement lenses more frequently, has contributed to the growth of online marketing channels such as the Internet.  The Internet retailing industry continues to grow as many retail customers have migrated towards the convenience and service offered by home shopping.  Some of the factors driving this growth include the increasing number and decreasing cost of personal computers in homes and offices, technological innovations providing easier, faster, cheaper and more secure access to the Internet, the proliferation of content and services being provided on the Internet, and the increasing adoption and use of the Internet by businesses and consumers as a medium for conducting business.

The retail sale of eyeglasses and contact lenses is a highly competitive and fragmented industry. As with many alternative channel retailers, we face competition from two primary groups:  the traditional retail sales channel and other competitors in the alternative retail sales channel.  Traditional channel retailers include ECPs, national, regional and local optical and drugstore chains, discount drugstores, supermarkets, combination food and drugstores, discount general merchandise stores, mass market retailers and independent and local merchants.  These competitors have significant financial resources and have established marketing relationships with leading suppliers.  Traditionally, contact lenses and eyeglasses were sold to customers almost exclusively by ECPs in connection with providing them with an eye examination. Competition for customers significantly increased as optical chains and large discount retailers began providing optical services.  Competition has further intensified with the entry of online marketers such as the Company.  We believe that while traditional retail sales channel will continue to account for the majority of industry sales for years to come, alternative channels are likely continue to encroach on their share of the market.

Competition from traditional retailers of vision care products is primarily from ECPs who prescribe and sell contact lenses and eyeglasses.  ECPs typically generate a significant portion of annual sales from the sale of eyeglasses and contact lenses, both from initial and replenishment orders, and therefore view alternative channel retailers, such as the Company, as a competitive threat.  Since contact lens consumers generally know the brand and the lens characteristics they require, competition for replenishment orders is typically dependent on factors other than lens quality or fit. We believe that the primary differentiating features between retailers of optical products are related to price and convenience for the consumer.  However, in our view, the nature of the profession of ECPs has led to a non-price-oriented competitive environment.

We believe that many of our competitors, including most ECPs, national optical chains and mass merchandisers, have direct supply arrangements with contact lens manufacturers, which in some cases afford such competitors with better pricing terms, access to supply and other sales and marketing programs.  In addition, some of our competitors are significantly larger in terms of overall revenues and have significantly greater resources than us.  We believe that the principal basis of competition in the industry includes product availability, customer service, customer awareness and price.  See “Risk Factors — Our Growth and Operating Results may Fluctuate”, “Risk Factors — Risks Related to Supply”, “Risk Factors — Competition from Alternative Optical Technologies” and “Risk Factors — Competition from Traditional and Online Retailers”.

The online vision care product market is evolving both for existing and new entrants to the marketplace. The traditional retailers of vision care products have often resisted moving into the online market, choosing instead to maintain the retail model which helps to maintain high prices and requires consumers to visit their retail locations. This creates the opportunity to up-sell, increases their margins and avoids the possibility of attrition of their existing customer base. We believe that our internet-based business offers advantages over traditional optical retailers through product offerings with greater selection, better prices, faster service and user-friendly websites.

Intangible & Intellectual Property

Our customer databases are important assets to our business.  The value of our databases is predicated on a business model which assumes that the majority of our marketing expenditures are utilized attracting customers for the first time and that a significant proportion of those customers will return with a lower incremental marketing cost.  These repeat customers represent the majority of our earnings.  Our databases allow us to send e-mail reminders and marketing information directly to our customers addressing re-orders, promotions and important information regarding our products.  Therefore, we take precautions to ensure the security and integrity of our customer databases.  See “Risk Factors — Loss of Customer Database”.

We have a proprietary interest in our brand names. The names “Coastal Contacts”, “Lenslogistics”, and “Lensway” are generally protected by applicable trademark legislation.  Our competitive position could be affected if our business names were misappropriated and our reputation in any way compromised.  There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our domain names or names by others.  Any misappropriation of our names or websites could have a material adverse effect on our business, revenue, operating results and financial condition.  We have obtained the rights to various domain names.  We cannot practically acquire rights to all addresses similar to such addresses.  If third parties obtain rights to use similar domain names, these third parties may confuse our customers and cause our customers to inadvertently place orders with these third parties, which could result in lost sales and damage to our brand.  In addition, we have customary contractual rights to the use of our domain names, but if we were to lose such rights, the loss could have an impact on our business operations and results of operations.  See “Risk Factors — Protection of Domain Names”.

We do not possess any patent or copyright registrations in Canada, United States, Europe, Asia or any other jurisdiction.  However, we do have certain trademark registrations in Canada, United States, Australia and the European Union.  See “Risk Factors — Infringement of Intellectual Property Rights of Third Parties”.

Additionally, a significant percentage of our eyeglasses sales and gross profits are derived from our selection of private label branded frames.  We may not be able to protect these brands in any or every jurisdiction in which they are sold.

Seasonality

Seasonality impacts our revenue distribution throughout the year.  Consistent with the fashion and beauty industries, our sales are generally stronger during the spring, summer and fall months.  Our industry generally experiences lower sales during the December holiday season.  As such, our focus is to seize the opportunities that exist during the spring, summer and fall months to improve our sales and earnings.  See “Risk Factors - Seasonality”.

Economic Dependence

We have four suppliers who historically account for the majority of our contact lens inventory purchases. We have several suppliers that supply us with the components required in our assembly of glasses.  We believe that the loss of any one supplier would not pose any long term difficulties as other suppliers are readily available; however, in the event that several of these suppliers can no longer supply us with contact lenses, we may not be able to secure other adequate sources of supply at all or on favourable terms.  Such occurrences could adversely affect our business by increasing costs or, in the event adequate replacement supply cannot be secured, reducing net sales.

We have additional distribution facilities in Sweden, United States and Australia and approximately 68% of our 2012 sales were sourced from customers outside of Canada, with 18%, 16% and 9% coming from Sweden, the United States and Norway, respectively.  Our business could be materially and adversely affected by importation, tax, public health, labour, shipping, customs and other laws and regulations in jurisdictions outside of Canada, along with changes in consumer tastes and economic health in the countries we serve.  See “Risk Factors — Risk of Continued Economic Crisis”, “Risk Factors — Changes in Legal Environment”.

Regulatory Matters

Between 2007 and 2010, the Company was involved in a dispute with the College of Opticians of British Columbia (the “Opticians”) whereby the Opticians sought an order of the Supreme Court of British Columbia restricting the Company from selling contact lenses to members of the public in British Columbia (see “Legal Proceedings”). Effective May 1, 2010, the regulations for opticians and optometrists under the Health Professions Act were amended to provide for, among other things, the following:

•                  removal of most of the restrictions that allow only opticians or optometrists to dispense glasses or contact lenses;

•                  allowing prescriptions issued by medical doctors and optometrists outside of the province to be filled within British Columbia;

•                  allowing glasses or contact lenses to be purchased online without the requirement to provide the seller with a copy of a prescription, sight test assessment or contact lens specifications.

As a result of these modifications, the dispute between the College of Opticians and the Company has been resolved.

In 2009 the Ordre des Optométristes du Québec (the “Ordre”) commenced a proceeding in the Québec Superior Court for an order declaring that the Company is contravening the Québec Optometry Act by carrying on activities which constitute the practice of optometry in Québec.  The Company filed a preliminary motion contesting the jurisdiction of the Superior Court to hear the matter.  On September 9, 2010, the Superior Court dismissed the preliminary motion.  The Québec Court of Appeal dismissed an appeal from this decision on October 4, 2011.  The Company is preparing an application to the Supreme Court of Canada for leave to appeal the decision of the Québec Court of Appeal.  The issue under appeal concerns the jurisdiction of the Québec superior courts with respect to the process chosen by the Ordre. No hearing has been scheduled yet in respect of the merits of the appeal.

RISK FACTORS

Risks Related to the Global Economic Crisis

Risk of Continued Economic Crisis

In 2008, the world’s industrial nations entered into a severe economic and liquidity crisis.  While certain regions have recovered or shown signs of recovery, others remain in a recessionary economic state with uncertainty in terms of the timing of any resolution to these issues.  This crisis is having a broad impact on the world’s economy, with uncertain results and heightens the risks we outline in this Annual Information Form.  During 2012, certain European markets experienced further economic turmoil and approached insolvency.  This has put tremendous pressure on the Euro and certain other currencies in which we trade.  Due to the speed, size, scope, volatility and severity of the crisis, we may be unable to accurately predict the impact it will have on our revenues and share price.

For example, beginning in fiscal 2008 and through to the end of our third fiscal quarter of 2012, we experienced significant volatility in foreign exchange rates.  This could continue in the future and could materially change our revenues, margins and input costs in certain markets.  The economic crisis could significantly impact our suppliers, including their access to product and financing.  We have customers in countries exposed to the credit crisis and our customers worldwide may have difficulty affording our products.  In addition, we have material subsidiaries that operate, and are accounted for, as self-sustaining operations.  As such, the volatility in foreign exchange rates described above may also have a material adverse effect on our balance sheet and comprehensive income.

Risks Related to Our Company

Our Growth and Operating Results may Fluctuate

We may experience significant fluctuations in our operating results and rate of growth.  Our evolving business model and the unpredictability of demand in our industry make it difficult for us to accurately forecast the level or source of our revenues and our rate of growth.  We believe that, because of these factors, historical trends and quarter-to-quarter comparisons of our operating results are not necessarily meaningful and should not be relied upon as an indicator of our future performance.  In the past, our operating results have sometimes been, and it is likely that in some future quarter or quarters they will be, below the expectations of investors and securities analysts.  In that event, the price of the Common Shares may fall substantially and investors may lose all or a part of their investment.

Our revenue growth and profitability depend on the continued growth of demand for the products we offer.  Demand for many of our products and, therefore, our business, is affected by changes in consumer preferences, general economic and business conditions and world events.  A softening of demand, for whatever reason, may result in decreased revenue or growth.  Revenue growth may not be sustainable and our company-wide and by-segment percentage growth rates may decrease in the future.

In 2008, we entered the eyeglasses business.  While our results in the eyeglasses business, so far, appear promising we may not be able to continue growing at the same rate or build a successful and sustainable business in this market.  Our success is dependent on a limited number of suppliers, our assembly and distribution processes, as well as new marketing processes.  There is no assurance that we will be able to acquire customers in a cost-effective manner.  We may invest in capital equipment, technology and processes that are not ultimately suitable for the business and we may not be able to recruit the specialized employees required to achieve our production capacity goals in this business.  It is possible that we could experience inconsistencies in terms of quality, access to inventory and delivery times from our suppliers.  We may face more asserted or established competition as prescription eyeglasses sales represent a much greater proportion of our competitors’ revenues and profits than do contact lenses.  This competition may be in the form of increased advertising, lower retail pricing, legal challenges, regulatory challenges and lobbying, supplier lock-ups or other unforeseen strategies.

Our revenues, predictions and operating results have varied significantly in the past and may vary significantly from quarter-to-quarter due to a number of factors, including:

•             our ability to retain customers, cause existing customers to return and make additional purchases, increase sales to existing customers, increase average order values in respect of existing customers, attract new customers and satisfy our customers’ demands;

•             the frequency and size of customer orders and the quantity and mix of products our customers purchase;

•             changes in consumer acceptance and usage of the Internet, online services and e-commerce;

•             changes in fashion and customer preferences as it relates to our eyeglasses selection;

•             the prices we charge for our products and for shipping those products, or changes in our pricing policies or the pricing policies of our competitors;

•             the extent to which we offer free shipping or other promotional discounts to customers;

•             the extent to which the current economic conditions restrict spending on our products;

•             our ability to procure inventory at reasonable prices, if at all, manage inventory and fulfill orders;

•             technical difficulties, system downtime or interruptions;

•             our actual or expected return on marketing spending;

•             timing and costs of upgrades and developments in our systems and infrastructure;

•             timing and costs of marketing and other investments;

•             disruptions in service by shipping carriers;

•             our ability to estimate customer debt default rates;

•             the introduction by our competitors of websites, products or services;

•             changes in tax rates, regulations, estimates, assessments or rulings;

•             the extent of marketing or other reimbursements available from third parties;

•             an increase in the price of fuel, which is used in the transportation of packages, or an increase in the prices of other energy products, primarily natural gas and electricity, which are used by our operating facilities and our suppliers’ operating facilities;

•             the effects of strategic alliances, potential acquisitions and other business combinations, and our ability to successfully and timely integrate them into our business;

•             changes in government regulation or the effects of certain licensing and regulatory bodies’ lobbying or legal action surrounding the sale of contact lenses and eyeglasses;

•             actual or expected foreign exchange rates; and

•             current economic conditions and world events.

In addition, our operating expenses are largely based on anticipated revenue trends, and a high percentage of our expenses are fixed in the short-term.  As a result, a delay in generating or recognizing revenue for any reason could result in substantially adverse operating results.

We have grown very rapidly and we need to manage changing and expanding operations.  In the past, much of our growth has come from the acquisition of other companies.  Our past growth has placed, and it is expected that our anticipated future operations and expansion will continue to place, a significant strain on our managerial, operational, financial and other resources.  Some of the administrative and operational challenges we have faced in the past as a result of our expansion include the management of an expanded number of product offerings, the assimilation of financial reporting systems, technology and other systems of acquired companies, increased pressure on senior management and increased demand on our systems and internal controls.  Our ability to manage our operations and expansion effectively depends on the continued development and implementation of plans, systems and controls that meet our operational, financial and management needs.  If we are unable to develop or implement these plans, systems or controls or otherwise manage our operations and growth effectively, we will be unable to increase or maintain gross margins or achieve sustained profitability, and our business could be harmed.

Our market is subject to rapid changes in technology and the business environment.  We may adjust our strategies in response to these changes by changing, divesting or discontinuing organically developed or acquired systems, operations or businesses that may no longer be consistent with the business environment or our strategies.  Such changes could have a material impact on our operating results.

Limited History of Profits

We have had a net loss in two of the last four annual audited reporting periods, and there is no assurance that we will not generate losses in the future or that profitability will be sustained.  As a result, our share price may decline and investors may lose all or a part of their investment in the Common Shares.

Risks Related to Supply

Product cost is our largest expense.  In the past, certain major contact lens manufacturers have refused to sell their products to direct marketers and have sought to prohibit others from doing so.  We have purchased in the past and our continuing current practice is to purchase a portion of our products from distributors who may be subject to re-sale restrictions from manufacturers.  We may not be able to obtain sufficient quantities of contact lenses at competitive prices in the future to meet existing or anticipated demand, and any such inability could have a material adverse effect on our business, financial condition and results of operations.

The branded eyeglass frames market is also dominated by a very small number of manufacturers that license various brands.  Similar to contact lens manufacturers, certain of these eyeglass frame suppliers and their distributors have previously refused to sell their products to direct marketers, including us, and have sought to prohibit others from doing so.  Some eyeglass frame suppliers have their own direct-to-consumer channels which compete with us.  We have purchased in the past and our continuing current practice is to purchase many products from distributors, some of which may be subject to re-sale restrictions from manufacturers which are intended to try to limit their ability to sell to online retailers, including us.

We have four suppliers who historically account for the majority of our contact lens inventory purchases.  In the event that several of these suppliers can no longer supply us with contact lenses, we may not be able to secure other adequate sources of supply at all or on favourable terms.  Such occurrences could adversely affect our business by increasing costs or, in the event adequate replacement supply cannot be secured, reducing net sales.  We have several suppliers that supply us with the components required in our assembly of glasses.

We are reliant on our suppliers to control the quality of both contact lenses and eyeglasses components.  Our reputation for delivering product of high quality to our customers quickly and efficiently is dependent on their ability to control product quality and identify defects.  Significant failures of product quality on the part of our suppliers could affect our reputation and impact our revenues from existing customers and our ability to grow our customer base.

We purchase our contact lens and eyeglass components both from manufacturers and a wide variety of suppliers.  We have experienced purchasers on-staff and long-standing relationships with some suppliers.  However, we could still be supplied with products that are counterfeit reproductions, do not meet applicable quality standards and regulatory requirements, or that potentially violate U.S. federal and state laws and applicable laws in other jurisdictions.  Sale of such counterfeit products may expose us to legal claims and, although we maintain liability insurance, we cannot be certain that our coverage will be adequate for any such liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

In addition, while we have internal measures in place to verify the authenticity of products sold on our websites and minimize potential infringement of third-party intellectual property rights in the course of sourcing and selling products, these internal measures may not always be effective.  In the event that counterfeit products or products that infringe upon third-party intellectual property rights are sold on our website, we could face claims that we should be held liable for selling counterfeit products or infringing on such third-party intellectual property rights.  Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages.  We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all.

Inventory Risks

We must maintain sufficient inventory levels to operate our business successfully and meet our customers’ expectations that we will have the products they order in stock.  However, we must also guard against the risk of accumulating excess inventory.  We are exposed to inventory risks as a result of rapid changes in product cycles, changes in consumer tastes, changes in wholesale pricing and foreign exchange rates, impairments of the general consumer economic environment, expiration of packaged contact lenses which have a limited shelf life, uncertainty of success of product launches, manufacturer backorders and other vendor-related problems.  In order to be successful, we must accurately predict these trends and events, which we may be unable to do successfully, and avoid over-stocking or under-stocking products.  Since introducing eyeglasses, changes in fashion and customer preferences have become a more important risk factor to us relating to inventory.  Excess inventory could lead to inventory obsolescence, but insufficient inventory could harm our customer relationships and profits and require us to make split shipments for backordered items or pay for expedited delivery from the manufacturer if we have insufficient inventory.

Consumer Credit Risk

We offer certain customers, in certain regions, the option of paying for their orders after they have been delivered, which exposes us to credit default risk.  If customers fail to honour such debts in excess of our estimated default rates, our business could be adversely affected.

Loss of Customer Database

Although our customer database is regularly replicated, and these back-ups are stored off-site, the customer database is still potentially at risk from fire, flood, earthquake, computer systems failure and theft.  In the event of a partial or total loss of our customer database, we would not be able to readily market our products, or remind customers to re-order lenses, which may decrease sales.  Additional costs may also be incurred in restoring our database, also decreasing our profitability.

Acquisitions Risk

Our future growth strategy depends in part on our ability to acquire complementary or strategic businesses or assets.  Any such acquisition could result in dilution, operating difficulties, difficulties in integrating acquired businesses and other adverse consequences.

We may acquire, and have in the past acquired, complementary or strategic businesses, technologies, services and products as part of our strategy to increase our net sales and customer base.  The process of integrating these acquisitions into our business and operations, and the integration of any future acquired business, technology, service or product, may result in unforeseen operating difficulties and expenditures.  The integration of any future acquisition also requires significant management resources that would otherwise be available for operation, ongoing development and expansion of our business.  To the extent that we miscalculate our ability to integrate and properly manage acquired businesses, or we depend on the continued service of acquired personnel who choose to leave, we may have difficulty in achieving our operating and strategic objectives.  In addition, we may not realize the anticipated benefits of any acquisition.

We continue to actively seek acquisition opportunities.  We may be unable to identify suitable acquisition opportunities or to negotiate and complete acquisitions on favourable terms, or at all.  In addition, any future acquisitions may require substantial capital resources and we may need to obtain additional capital or financing from time to time to fund these activities.  This could result in potentially dilutive issuances of our securities or the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could harm our business, financial condition and results of operation.  Sufficient capital or financing for our acquisition activities may not be available to us on satisfactory terms, or at all.

Disruption in Distribution and Assembly Facilities

We conduct all of our fulfillment operations from our distribution facilities in Vancouver, British Columbia, Canada; Stockholm, Sweden; Blaine, WA, USA; and Sydney, Australia.  Any significant disruption of these centres’ operations will adversely affect our ability to make timely delivery of our products.  A natural disaster or other catastrophic event, such as an earthquake, fire, flood, severe storm, break-in, server failure, power failure or systems failure, terrorist attack or other comparable event at these facilities could cause interruptions or delays in our business and loss of inventory and could render us unable to process or fulfill customer orders in a timely manner, or at all.  Further, our insurance may not adequately compensate us for losses that may occur.  In the event that a significant part of any of these facilities was destroyed or our operations were interrupted for any extended period of time, our business, financial condition and operating results would be harmed.

We assemble custom made eyeglasses on our premises using sophisticated equipment.  Our business depends on the safe and continued operation of this equipment in order to assemble these eyeglasses for our customers.  Increases in the demand for our eyeglasses would result in a need for additional equipment to sustain the rate of assembly required to ship product to customers in an acceptable time frame.  In the event that such equipment is unavailable and we are unable to secure trained operators of this equipment, our business, financial condition and operating results would be harmed.

In order to capitalize on the international marketplace for contact lenses, we may require additional overseas distribution facilities to offset the high shipping costs that customers in these markets currently incur.

Operation of Distribution Centres

If we are unable to optimize management of our distribution centres, we may be unable to meet customer expectations.  Because it is difficult to predict sales volume, we may be unable to manage our facilities in an optimal way, which may result in excess or insufficient inventory, warehousing, fulfillment or distribution capacity.  In addition, failure to effectively control product damage and shrinkage through effective security measures and inventory management practices could adversely impact our operating margins.  In addition, if we need to increase our distribution capacity sooner than anticipated, that expansion would require additional financing that may not be available to us on favourable terms when required, or at all.

We are dependent on a limited number of fulfillment and distribution partners.  If we are unable to expeditiously and cost-effectively obtain shipments of products from our vendors and deliver merchandise to our customers, our business and results of operations may be harmed.  We cannot control all of the various factors that might affect our timely and cost-effective procurement of products from our vendors and delivery of products to our customers.  We also rely on a limited number of third party carriers for shipments of products to and from our distribution facilities and to customers.  We are therefore subject to the risks, including increased fuel costs, security concerns, labour disputes, union organizing activity, and inclement weather, associated with our carriers’ ability to provide product fulfillment and delivery services to meet our distribution and shipping needs.  Failure to procure and deliver merchandise, either to us or to our customers in a timely and accurate manner, will harm our reputation, our business and our results of operations.  In addition, any increase in fulfillment costs and expenses could adversely affect our business and operating results.  Our operating results could also be materially adversely affected if the governments of the United States, Sweden, Norway, Denmark, Finland, Japan, Australia, the United

Kingdom and the Netherlands or the various other countries in which we sell our products implement or enforce stricter importation controls.

Capital Expansion and Debt

We are rapidly expanding our eyeglasses manufacturing laboratories with additional personnel and significant capital expenditures.  Laboratories of the size and complexity that we have built are uncommon in the online optical retail business and some of our resultant fixed costs are higher than other retailers in our industry.  Accordingly, our business model relies on much higher unit volumes and lower average selling prices than is typical of the online optical retail industry.  Our labs require significant manufacturing and growth management expertise, financial capital and warehouse improvements.  We may not be effective in creating efficient and effective manufacturing facilities and we may not achieve the production capacity levels we anticipate in a cost effective manner or at all.  Some of our expansion is financed with bank debt and capital leases.  This financing is repayable in the future from our cash balances.  We may not be able to refinance these loans on favourable terms in the future, or at all.

Brand, Product and Service Awareness

If our marketing efforts are not effective in attracting and retaining customers at an acceptable cost, we will be unable to achieve sustained profitability and, if we do not establish our brand and increase awareness of our products and services, we may not build a critical mass of customers.  Promoting and positioning our brand depends largely on the success of our marketing efforts and our ability to provide consistent, high quality customer experiences.  To promote our brand and our products and services, we have incurred and expect to continue to incur substantial expense in our marketing efforts to attract and retain customers.  Our brand campaign may be less successful than we anticipate, and our other promotional activities may not be effective at building our brand awareness and customer base to the extent necessary to generate sufficient revenue to become profitable.  Search engine advertisements and other online marketing initiatives comprise a substantial part of our marketing efforts and our success depends, in part, on our ability to manage costs associated with these initiatives or find other channels to acquire and retain customers cost-effectively.  The demand for and cost of some of the online advertising we use has been increasing and may continue to increase.  An inability to acquire and retain customers at a reasonable cost could make our market uneconomical and would increase our operating costs and prevent us from being profitable.  Furthermore, as our marketing efforts increase and our brand awareness increases, the risks relating to the misappropriation of our brands and trademarks also increase.  Should a competitor or other entity be successful in misappropriating our brands or trademarks, this could have a material adverse effect on our business, financial condition and results of operations.

Dependence on Key Executives

We are dependent to a large degree on the services of our senior management team.  The loss of any of our key executives could have a material adverse effect on us.  Our ability to manage our anticipated growth will depend on our ability to identify, hire and retain highly skilled management and technical personnel.  Competition for such personnel is significant.  As a result, there can be no assurance that we will be successful in attracting and retaining such personnel.  Failure to attract such personnel could have a material adverse effect on our business, financial condition and results of operations.

Third Party Reliance for Shipping and Payment Processing

We rely heavily on third party mail and courier delivery organizations to deliver our products to customers both domestically and internationally and receive a significant portion of our payments from customers using credit cards or other electronic payment methods.  Increases in shipping, postal or payment processing rates could have a material adverse effect on our operating results as we may not be able to effectively pass such increases on to our customers.  In addition, strikes or other service interruptions by service providers could adversely affect our ability to market, deliver and collect on our sales on a timely basis.

Foreign Exchange Fluctuations

A majority of our sales and costs are denominated in currencies other than the Canadian dollar.  In addition, we have a self-sustaining foreign operation in Europe with its own functional currency.  Our operating results are significantly subject to foreign currency exchange rate fluctuations between these currencies and the currencies in which we sell, purchase or hold assets.  In particular, a weakening of the Canadian dollar relative to the United States dollar and a strengthening of the Canadian dollar relative to other world currencies could have a material adverse effect on our operating results.

Tax Complexity

We market and sell products and operate our business in a number of tax jurisdictions worldwide.  Each jurisdiction has its own sales tax, value added tax and income tax regimes.  These rules are complex and generally different in each jurisdiction.  The complexity of our multinational corporate structure could subject us to unforeseen income and commodity tax exposure.  In addition, some jurisdictions have sought to impose sales tax collection obligations on out-of-jurisdiction direct marketing companies such as ours.  A successful assertion by one or more jurisdictions that we must, or should have, collected more sales tax than we currently collect or that we are subject to additional income tax could materially and adversely affect our operating results and could require us to increase the price of our products to our customers, which could adversely affect our business, financial condition and results of operations.

Product Liability Exposure

We sell optical products to the general public, including private label products.  Consequently, we have exposure to product liability and personal injury claims related to those products.  While we maintain product liability insurance, such coverage may be inadequate to cover any liabilities we incur.  Product liability or personal injury claims brought against us could result in diverted management time, significant adverse publicity and could be costly to defend or settle.  Such costs not covered by or in excess of the available insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Protection of Domain Names

We hold various domain names, including, coastal.com, lensway.com, justeyewear.com, clearlycontacts.ca, clearlycontacts.com.au, clearlycontacts.co.nz, contactsan.com, yasuilens.com, maxlens.com, coastallens.com, lensway.se, lensway.fi, lensway.nl, lensway.no, lensway.co.uk and lensway.com.br, which are critical to the operation of our business.  We cannot practically acquire rights to all domain names similar to ours or to those of our brands, whether under existing top level domains or those which may be issued in the future.  If third parties acquire rights to use similar domain names, our brands may be damaged and we may lose sales.  In addition, we have customary contractual rights to the use of our domain names, but if we were to lose our rights, the loss could have a material adverse effect on our business operations and results of operations.

Infringement of Intellectual Property Rights of Third Parties

Other parties may claim that we infringe their proprietary rights.  We may be subject to claims and legal proceedings regarding alleged infringement by us of the intellectual property rights of third parties.  Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages.  We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all.  In addition, we may not be able to obtain or utilize on terms that are favorable to us, or at all, licenses or other rights with respect to intellectual property we do not own in providing e-commerce services to other businesses and individuals under commercial agreements.

Litigation

The Company is currently subject to litigation and may be involved in disputes with other parties in the future, which may result in litigation.  If we are unable to resolve these disputes favorably, it may have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

Dependence on Telephone, Internet and Management Information Systems

Our success depends, in part, on the ability to provide prompt, accurate and complete service to customers on a competitive basis, and the ability to purchase and promote products, manage inventory, ship products, manage sales and marketing activities and maintain efficient operations through telephone and proprietary management information systems.  A significant disruption in telephone, Internet or management information systems could harm relations with customers and the ability to manage our operations.  From time to time, we have experienced temporary interruptions in telephone and Internet service as a result of technical problems experienced by our long-distance carriers and Internet providers.  Similar interruptions may occur in the future and such interruptions may harm our business.  Furthermore, extended or repeated reliance on our back-up computer systems may harm our business by increasing costs associated with the operation of our call centers.

International Regulatory Environment - Failure to Meet International Regulatory Requirements

The sale and distribution of contact lenses and other optical products is subject to various governmental laws and regulations.  We sell to consumers in various states, provinces, cantons and countries, and our sales may therefore be subject to the laws of such various jurisdictions.  The laws and regulations governing the distribution and sale of contact lenses vary from jurisdiction to jurisdiction but are generally classifiable into the following categories: (i) laws that require contact lenses and/or optical products to be sold only with a prescription; (ii) laws that require contact lenses and/or optical products to be sold only in transactions that occur with an eye care practitioner (ECP) in personal attendance or operating in a supervisory role; (iii) laws that require those selling contact lenses and/or optical products to be licensed as ECPs; (iv) laws that do not specifically address contact lenses and/or optical products or that are ambiguous; and (v) laws which we believe place no restrictions on the distribution and sale of replacement contact lenses and/or optical products.

The United States has laws and regulations that require that contact lenses only be sold to a consumer pursuant to a valid prescription.  Satisfying such prescription requirement, in some jurisdictions, places on the seller an obligation to verify such customer’s prescription information with the customer’s ECP while, in other jurisdictions, a written prescription is required to be obtained before providing the contact lenses to the consumer.  Where required, and in particular in the United States, it is our current general operating practice to obtain the customer’s prescription or, if possible, verify such prescription with the customer’s ECP.  If the customer is unable to provide us with a copy of his or her prescription, we request that the customer provide us with the exact prescription specification and we then contact the ECP directly to attempt to verify the customer’s prescription.  Where required, we communicate to the ECP the information received from the customer and inform the ECP that unless the ECP advises that such information has expired or is incorrect, we will proceed to complete the sale and ship the contact lenses.  Although we and certain of our consultants are licensed or registered to sell contact lenses in certain jurisdictions, neither we nor any of our employees or consultants are licensed or registered in each jurisdiction in which we conduct our business.  Any action or proceeding commenced against us based on lack of compliance with applicable laws or regulations of any jurisdiction could result in significant fines to us, our being prohibited from making sales in a particular jurisdiction and/or our being required to comply with such laws or other penalties.  Other jurisdictions could also rely on such judgments in pursuing their own similar judgments.  Such required compliance could result in increased operating costs to us, the loss of a substantial portion of our customers for whom we are unable to obtain or verify prescription information, the inability to sell to customers in a particular jurisdiction and other penalties and civil fines.  The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.  We can provide no assurance that any jurisdiction will not enact or impose laws or regulations that prohibit direct-to-consumer marketing of contact lenses or prescription eyeglasses or otherwise impair our ability to sell our products.

The nature of our business requires that we import contact lenses and eyeglasses into various jurisdictions, including, but not limited to, the United States, a number of countries in the European Union, Japan, Australia and New Zealand.  Certain of these countries also have legislation and regulations which govern the importing of contact lenses and eyeglasses, including regulations regarding packaging, labeling, testing and quality as well as import documentation requirements.  While we work to be in compliance with such regulations and requirements, if one of our shipments or those of our suppliers are found not to comply with applicable import regulations or requirements, there could be delays in our ability to deliver our products to our customers, which could adversely affect our reputation, financial condition and results of operations.

If there is a change in applicable import regulations or requirements, and if we or one of our suppliers fail to comply with such new regulations or requirements, restrictions could be imposed on either us or our suppliers in connection with the importing of products, which would have a material adverse effect on our business, financial condition and results of operations.  Our business, financial condition and results of operations could also be materially adversely affected by lobbying action by licensing and regulatory bodies who wish to restrict the sale of our products.

The Fairness to Contact Lens Consumers Act (the “FCLCA”)

The FCLCA, which establishes a national uniform standard in the United States with regard to releasing and verifying contact lens prescriptions, requires all ECPs to give patients a copy of their prescription after they have been fitted for contact lenses, whether patients request it or not.  It also requires all ECPs to respond to direct marketers’ requests to verify consumer prescriptions and provides that their failure to respond within eight business hours shall result in the prescription being presumed valid.  We believe that since the enactment of the FCLCA, many orders have been cancelled unnecessarily by ECPs who prefer to record sales of contact lenses at their own store.  ECPs may, among other things, solicit our customers during the verification delay period, respond that prescriptions are expired or invalid but then sell contact lenses without further examination or refuse to release prescriptions automatically to all contact lens wearers.  If ECPs fail to comply with the FCLCA, and if the new rules are not vigorously enforced, the new prescription verification requirements could have a material adverse effect on our net sales.  Furthermore, we are unable to monitor and ensure that our competitors follow the requirements of the FCLCA, or, if they do follow the requirements of the FCLCA, that they follow them to the same extent that we do.  Failure to follow the provisions of the FCLCA will give our competitors an advantage over us to the extent that such non-compliance is undetected by reducing the compliance costs associated with the FCLCA of these competitors.

Compliance with U.S. and Canadian Regulatory Requirements Applicable to Medical Device Operations

Contact lenses and eyeglasses are regulated as medical devices in the United States by the Federal Food and Drug Administration (“FDA”) and in Canada by Health Canada.  Under the United States Food, Drug, and Cosmetic Act (the “FDC Act”) in the United States, medical devices must meet a number of regulatory requirements and are subject to “general controls” which include: registration with the FDA; listing commercially distributed products with the FDA; complying with good manufacturing practices under the quality system regulations; filing reports with the FDA and keeping records of certain types of adverse events associated with devices under the medical device reporting regulations; assuring that device labeling complies with FDA requirements; reporting certain device field removals and corrections to the FDA; and obtaining pre-market notification 510(k) clearance for devices prior to marketing.  The Food and Drugs Act (the “FD Act”) in Canada has similar requirements.  We attempt to ensure that the contact lenses and eyeglasses we buy comply with U.S. federal and state laws and with Canadian laws.  However, we cannot ensure that the contact lenses or the eyeglasses we sell comply with the FDC Act or the FD Act.

The distribution of medical devices that do not comply with the FDC Act or the FD Act is unlawful and subjects the distributor and the devices themselves to regulatory action.  Such regulatory action may include legal action by the

U.S. Department of Justice (on behalf of the FDA) and/or various forms of FDA enforcement and compliance actions.  These legal, enforcement and compliance actions include, but are not limited to the issuance of warning letters, untitled letters, recalls, fines, penalties, injunctions, seizures, prosecutions, adverse publicity (such as FDA press releases), or other adverse actions.

The FDA and United States Customs and Border Protection may inspect shipments of our products for compliance with applicable regulatory requirements.  Should these inspections indicate even the mere appearance of non-compliance with applicable medical device controls or requirements, it could expose us to additional import/export-related enforcement and compliance actions, which could result in the destruction or detention of the non-compliant products and significant delays in delivery of products to our customers.  The FDA can place products or a manufacturer or supplier on the FDA’s automatic detention list if the products are found to regularly be non-compliant.  Products of companies on the automatic detention list are automatically detained without inspection, examination or sampling, which can significantly slow delivery of products into the United States.  While our products have not in the past been on the automatic detention list, we have had in the past, and may have in the future, certain shipments of our products detained by the FDA for inspection.  If such detentions occur with regularity or greater frequency, or if we are placed on the automatic detention list, such events could have a significant material adverse affect on customer satisfaction and loyalty and our reputation for quick and reliable delivery, as well as adversely affect our business, results of operations and financial condition.

Similar sanctions may be enacted by government regulatory authorities in other markets where we conduct business.

Misbranded Contact Lenses

The FDA also regulates the labeling of medical devices.  The contact lenses that we sell are prescription devices, and therefore contain the following statement required by FDA regulations: “Caution: Federal law restricts this device to sale by or on the order of a                                    (physician or other licensed practitioner)”.  However, because of the difficulty we have encountered in obtaining prompt responses from ECPs, we sometimes sell lenses based solely on the ECP’s passive verification of the prescription information provided by the customer without a written prescription or other order by the customer’s ECP.  Although the FDA has not objected to the sale of contact lenses without a written prescription or other order directly from the customer’s ECP, it is possible that the FDA will consider contact lenses that are sold in such a fashion to be misbranded.  The sale of misbranded devices is unlawful under the FDC Act and can result in warning letters, seizure, injunctions, civil penalties or prosecution.  Such sanctions could have a material adverse effect on our business, financial condition and results of operations.

Changes in Legal Environment

Given the extensive regulation which governs our business, any changes in this regulatory regime could have a material adverse effect on our business, financial condition and results of operations.  We seek to ensure that we remain in broad compliance with all legislation and regulations which impact our business, but there can be no assurance that we will timely respond to all such changes or that such responses will satisfy new requirements.

Competition from Alternative Optical Technologies

We encounter competition from alternative technologies, such as surgical refractive procedures, including new refractive laser procedures such as PRK, or photorefractive keratectomy, and LASIK, or laser in situ keratomileusis.  If surgical refractive procedures become increasingly accepted as an effective and safe technique for permanent vision correction, they could substantially reduce the demand for our products.  Accordingly, these procedures, or other alternative technologies that may be developed in the future, may cause a substantial decline in the number of contact lens and eyeglass wearers and harm our business.

Competition from Traditional and Online Retailers

We compete in an emerging market that is highly competitive, and it is our expectation that competition will increase in the future.  We compete with a variety of companies, many of which have significantly greater financial, technical, lobbying and marketing resources.  These competitors include: (i) various online and mail-order stores that sell contact lenses; and (ii) existing drugstores and optical chains.  Many of these drugstores and optical chains, which include multinational, national, regional and local drugstore chains, discount drugstores, supermarkets, combination food and drugstores, discount general merchandise stores, mass market retailers, independent drugstores and local merchants, have existed for a longer period of time, have greater financial resources, have established marketing relationships with leading suppliers and have secured a greater presence in certain distribution channels.  Some of these companies may also commence or expand their presence on the Internet and we cannot predict how successful such companies may be online.  In addition, our online competitors can duplicate many of the services and content offered on our websites.  There can be no assurance that we will be able to effectively compete with present or future competitors and such competition could have a material adverse effect on our business and financial condition.

Seasonality

Seasonality effects may impact our revenue distribution throughout the year.  Consistent with the fashion and beauty industries, sales are generally much stronger during the spring, summer and fall months.  There can be no assurance that we will be able to effectively manage the seasonal fluctuations in our revenues and a failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Internet

Continued Growth in Use of the Internet

The Internet is rapidly evolving.  A decrease in the growth of Internet usage could harm our business.  The following factors may inhibit growth in Internet usage, limit visits to our Internet addresses or limit orders placed through our websites: (i) inadequate Internet infrastructure; (ii) security and privacy concerns; (iii) inconsistent quality of service; and (iv) unavailability of low cost, high-speed service.

Our success is dependent, in part, upon the ability of Internet infrastructure to support increased use.  The performance and reliability of the Internet may decline as the number of users increases or the bandwidth requirements of users increase.  The Internet has experienced a variety of outages due to damage to portions of its infrastructure.  If outages or delays occur frequently in the future, Internet usage, including usage of our websites, could grow slowly or decline.  Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts of time and money to adapt and develop solutions accordingly.

Online Security Breaches

Secured transmission of confidential information over the Internet is essential to maintaining customer confidence.  Substantial or ongoing security breaches of our systems or other related Internet-based systems could significantly harm our business.  Any penetration of our network security or other misappropriation of our users’ personal information could subject us to liability and damage our reputation.  We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims.  Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes.  These claims could result in litigation and financial liability.  We rely on licensed encryption and authentication technology to effect secured transmissions of confidential information, including credit card numbers.  It is possible that advances in computer capabilities, new discoveries or other developments could result in the technology we use to protect our customers’ transaction data becoming obsolete or ineffective.

We may incur substantial expenses to protect against and remedy security breaches and their consequences.  Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.  We cannot guarantee that our security measures will prevent security breaches.

Website Complications

The satisfactory performance, reliability and availability of our websites, transaction processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers and to maintain adequate customer service levels.  Our network and communications systems are vulnerable to system interruption and damage, which could harm our operations and reputation and lead to a material adverse effect on our business, financial condition and results of operations.

Our ability to receive and fulfill orders successfully is critical to our success and largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems.  We experience periodic system interruptions that impair the performance of our transaction systems or make our websites inaccessible to customers.  These systems interruptions may prevent us from efficiently accepting and fulfilling orders, timely sending out promotional e-mails and other customer communications, introducing new products and features on our websites, timely responding to customers, or providing services to third parties.  Frequent or persistent interruptions in our services could cause current or potential customers to believe that our systems are unreliable, which could cause them to avoid our websites, drive them to our competitors, and harm our reputation.  To minimize future system interruptions, we need to continue to add software and hardware and improve our systems and network infrastructure to accommodate increases in website traffic and sales volume.  We may be unable to timely and effectively upgrade and expand our systems and integrate additional functionality into our existing systems in a cost effective manner.  Any of the aforementioned circumstances could have a material adverse effect on our business, financial condition and results of operations.

Our systems and operations, and those of our suppliers and Internet service providers, are vulnerable to damage or interruption from fire, flood, earthquakes, power loss, server failure, telecommunications and Internet service failure, acts of war or terrorism, computer viruses and denial-of-service attacks, physical or electronic break-ins, sabotage, and similar events.  Any of these events could lead to system interruptions, service delays and loss of critical data for us, our suppliers or our Internet service providers, and could prevent us from accepting and fulfilling customer orders.  Any significant interruption in the availability or functionality of our websites or our customer processing, distribution or communications systems, for any reason, could have a material adverse effect on our business, financial condition and results of operations.

Response to Emerging Technologies

As the Internet and online commerce industry evolve, we must license leading technology useful in our business, enhance our existing services and develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a cost effective and timely basis.  We may not be able to successfully implement new technologies or adapt our websites, proprietary technology and transaction processing systems to customer requirements for emerging industry standards.  If we are unable to do so, it could have a material adverse effect on our business, financial condition and results of operations.

Government Regulation of Internet and Data Transmission

Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent.  Rapid growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online and, in particular, companies that fill prescriptions for disposable contact lenses and optical products.  Adoption or modification of laws or regulations relating to online business could have a material adverse effect on our business, financial condition and results of operations.

Potential Liability for Website Content

Due to the fact that we post product information and other content on our websites, we face potential liability for negligence, copyright, patent or trademark infringement, defamation, indecency and other claims based on the nature and content of the materials posted.  In the past, such claims have been brought and in some cases resulted in a successful suit against the Internet content distributors.  In addition, we could be exposed to liability with respect to unauthorized duplication of content or unauthorized use of another party’s proprietary technology.  Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.  Any imposition of liability that is not covered by insurance or that is in excess of insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Investment in Common Shares

Limited Trading Volume and History

The common shares have experienced limited trading volume on the TSX and OMX Stockholm over the last few years.  There can be no assurance of adequate liquidity for the Common Shares in the future.

The common shares began trading on NASDAQ on October 25, 2012 and there can be no assurance that there will be an active trading market for the common shares on NASDAQ.

Continued Listing Requirements

We must meet continued listing requirements to maintain the listing of the common shares on the TSX and NASDAQ.  If we fail to meet any of the TSX’s continued listing requirements and the TSX attempts to enforce compliance with its rules, the common shares may be delisted from the TSX.  Likewise, if we fail to meet any of NASDAQ’s continued listing requirements and NASDAQ attempts to enforce compliance with its rules, the common Shares may be delisted from NASDAQ.  If the common shares were to be delisted or suspended from trading from the TSX or NASDAQ, shareholders may have difficulty in liquidating their common shares.

If we are delisted from the TSX and obtain a substitute listing for the common shares in Canada, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than the TSX.  Shareholders may not be able to sell their common shares on any such substitute Canadian market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  Moreover, in the event that we are not able to obtain a listing on another Canadian stock exchange or quotation service for the common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in Canada.

Likewise, if we are delisted from NASDAQ and obtain a substitute listing for the common shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than NASDAQ.  Shareholders may not be able to sell their common shares on any such substitute United States market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  Moreover, in the event that we are not able to obtain a listing on another United States stock exchange or quotation service for the common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in the United States.

As a result of these factors, if the Common shares were to be delisted from the TSX or NASDAQ, the price of the common shares is likely to decline.  A decline in the price of the common shares will impair our ability to obtain financing in the future.

Dilution

We have the authority to issue an unlimited number of common shares and preferred shares.  We may undertake additional offerings or issuances of securities in the future.  The increase in the number of common shares outstanding and the possibility of sales or issuances of such common shares may have a negative impact on the price of shares already outstanding.  In addition, in the event of an issuance of additional common shares, the voting power of our existing shareholders would be diluted.

Control by Directors and Officers

As at October 31, 2012, our senior officers and directors beneficially owned, directly or indirectly, or exercised control or direction over approximately 19.5% of the aggregate voting power of the Company, which would allow such shareholders, in the event that they acted together, to limit the actions taken by other shareholders of the Company, including the election of directors.  Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control of the Company that might otherwise be beneficial to our shareholders and may also discourage acquisition bids for the Company and limit the amount certain investors may be willing to pay for the common shares.  There can be no guarantee that the concentration of ownership of common shares by our officers and directors will not increase in the future.

Future sales of our common stock could adversely affect our stock price

Substantial sales of our common stock in the public market, or the perception by the market that those sales could occur, may lower our stock price or make it difficult for us to raise additional equity capital in the future. Approximately 10% of the outstanding shares of our common stock are owned by an institutional investor as of December 19, 2012. Potential sales of large amounts of these shares in a short period of time by this investor could have a negative impact on our stock price. In addition, potential sales of our common stock by our directors and officers, who beneficially own approximately 19.5% of the outstanding shares of our common stock as of December 19, 2012, could also have a negative impact on our stock price.

We currently have on file with the British Columbia securities regulators and the U.S. SEC an effective “universal” shelf registration statement, which enables us to sell, from time to time, our common stock in one or more public offerings. The shelf registration statement allows us to enter the public markets and consummate sales of the registered securities in rapid fashion and with little or no notice. Issuances of securities under our shelf registration statement may dilute our existing shareholders.

Enforceability of U.S. Civil Liabilities

We are a corporation incorporated and existing under the laws of Canada.  All or a substantial portion of our assets are located outside of the United States and some or all of our officers and directors are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets are located outside of the United States.  As a result, it may be difficult for United States shareholders to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities of such officers or directors under United States federal securities laws.

DIVIDENDS

We have never paid any cash dividends on our common shares.  We do not anticipate paying any cash dividends on the common shares in the foreseeable future because, among other reasons, the Company currently intends to retain any future earnings to finance our business.  The future payment of cash dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors that our board of directors may consider appropriate in the circumstances.

CAPITAL STRUCTURE

The following is a general description of the rights, privileges, restrictions and conditions attaching to each class of our shares.

Common Shares

We are authorized to issue an unlimited number of common shares.  As at October 31, 2012, 28,615,753 common shares were issued and outstanding as fully paid and non-assessable.

As at October 31, 2012, options to purchase 2,307,833 common shares were outstanding.

The holders of common shares are entitled to receive notice of and to attend any meeting of our shareholders and are entitled to one vote for each common share held.  Subject to the prior rights and privileges attaching to any other class of our shares, the holders of common shares are entitled to receive any dividend declared by us and, subject to the prior rights and privileges attaching to any other class of our shares, are entitled to receive our remaining property and assets upon dissolution.

Preferred Shares

We are authorized to issue an unlimited number of preferred shares.  The preferred shares may be issued in series; each series to consist of such number of shares and to possess such rights as our board of directors may by resolution fix from time to time before the issue thereof. As at the date hereof, no preferred shares have been issued.

MARKET FOR SECURITIES

Trading Price and Volume

Our outstanding common shares are listed and posted for trading on the TSX under the symbol “COA”, on NASDAQ under the symbol “COA” and on OMX Stockholm under the symbol “COA.ST”.  The common shares began trading on NASDAQ on October 25, 2012.

The following tables set forth information relating to the trading of the common shares on the TSX and NASDAQ for the periods indicated.  The prices in the following table reflect the consolidation, however, the volumes are actual and have not been adjusted.

Toronto Stock Exchange

	Trading Summary for COA*
	High ($)	Low ($)	Volume Traded (# of Shares)
2012
October	7.25	6.20	757,369
September	7.54	6.00	476,153
August	7.38	6.18	534,652
July	7.30	5.98	804,208
June	6.56	4.92	1,658,537
May	5.64	4.80	929,281
April	5.64	5.24	363,063
March	5.98	5.10	1,023,302
February	5.26	4.32	974,298
January	5.28	4.44	981,269
2011
December	6.06	4.84	725,587
November	6.38	5.28	1,024,783

*       Trading information is in Canadian dollars, except volume traded

NASDAQ

	Trading Summary for COA*
	High ($)	Low ($)	Volume Traded (# of Shares)
2012
October	7.50	6.63	43,799

*            Trading information is in US dollars, except volume traded

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Designation of Class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of Class
Common Shares	51,186(1)	0.09%

(1)                                 The escrowed shares are held pursuant to a voluntary escrow agreement by Computershare Trust Company of Canada as escrow agent and will be automatically released from escrow on October 18, 2013.

DIRECTORS AND EXECUTIVE OFFICERS

The names of directors and executive officers of the Company as at the date hereof, their province or state and country of residence, their principal occupations during the past five years, their respective positions with the Company and the date upon which they were first elected or appointed as a director or officer of the Company are set out in the table below:

Name and Province or State, and Country of Residence	Principal Occupation For the Past Five Years	Current Position(s) with Our Company
Roger V. Hardy(1) British Columbia, Canada

Since December 2003, Mr. Hardy has been Coastal’s Chairman. From July 2002 until present, Mr. Hardy has been Coastal’s Chief Executive Officer and a director of Coastal. Mr. Hardy was the President of our Company from July, 2002 to December, 2003 and from September, 2006 until August 2012. Mr. Hardy also serves on the board of BuildDirect.com, a leading building products retailer; and on the board of Shoeme.com, a leading online seller of shoes in Canada.

Chairman, Chief Executive Officer, and Director

Name and Province or State, and Country of Residence	Principal Occupation For the Past Five Years	Current Position(s) with Our Company
Jeffrey Mason(1)(2)(3) British Columbia, Canada

Since October 2006, Mr. Mason has been a director of Coastal. In addition, Mr. Mason is also a director of Amarc Resources Ltd., Slater Mining Corporation and Red Eagle Mining Corporation. Mr. Mason serves as Chief Financial Officer of both Prophecy Coal Corp., with coal mining and a power generation plant project in Mongolia and Prophecy Platinum Corp., with nickel PGM and copper minerals in the Yukon, Ontario and Uruguay. Previously Mr. Mason was Chief Financial Officer and Director of Hunter Dickinson Inc. and has spent the last 19 years as a corporate officer, including Chief Financial Officer, and director to a number of publicly traded companies (TSX, AMEX and NASDAQ). Mr. Mason is a Chartered Accountant and holds an Institute of Corporate Directors designation.

Director

John E. Currie(1)(2)(3) British Columbia, Canada

Since April 2012, Mr. Currie has been a director of Coastal. Mr. Currie currently holds the role of Executive Vice President, Chief Financial Officer of lululemon athletica inc. (athletic apparel manufacturer/retailer listed on NASDAQ and the Toronto Stock Exchange) since January 2007. Prior thereto, Mr. Currie was Chief Financial Officer of Intrawest Corporation (now Intrawest ULC, a destination resort company listed on the New York Stock Exchange and the Toronto Stock Exchange). In November 2012, Mr.Currie also became a director for the Vancouver Airport Authority.

Director

Jeff Booth(1)(3) British Columbia, Canada

Since April 2012, Mr. Booth has been a director of Coastal. Mr. Booth is the Founder and Chief Executive Officer of BuildDirect.com (online retailer of building materials) since 1999. Mr. Booth’s professional background includes seven years of senior management in real estate and construction industries.

Director

Murray McBride(1) Ontario, Canada

From December 2000 to March 2001 and since December 2003, Mr. McBride has been a director of Coastal. From February 1982 to present, Mr. McBride has been a business consultant with Murray McBride Consulting Services Ltd. Mr. McBride acquired significant financial experience and exposure to accounting and financial issues while serving in a number of positions, including: Chairman of the Intellivest Group of Companies, President of the Alexander Proudfoot Company of Canada, Member of Parliament of Canada, Chairman of the Canadian Egg Marketing Agency, Vice Chairman and General Manager of the Farm Credit Corporation of Canada, Chief of Staff of the Canadian Ministry of Consumer and Corporate Affairs and Chief of Staff of the Postmaster General of Canada.

Director

Michaela Tokarski(1) Ontario, Canada

Since February 2001, Ms. Tokarski has been a director of Coastal. Since September 2007, Ms. Tokarski has been a strategic and marketing consultant with Creekside Communications Inc. (an e-business communications consulting company). From July 2006 until August 2007, she was the Vice President, Marketing at MODASolutions Corporation. From October 2000 until July 2006, Ms. Tokarski was the Director, Sales and Marketing and Vice President, Product Management of Coastal.

Director

Name and Province or State, and Country of Residence	Principal Occupation For the Past Five Years	Current Position(s) with Our Company
Neel Grover(1) California, United States

Mr.Grover currently serves as an Operating Partner at Clearlake Capital Group. Prior to that, Mr. Grover served as the Chief Executive Officer and President of Rakuten Buy.com (formerly Buy.com) from May, 2006 until September 2012 after having served as President and COO from September 2003. Prior to that Mr. Grover was President of ThinkTank Holdings from 2000 until 2003. Mr. Grover remains a Board Director of Rakuten Buy.com and Rakuten U.S.A, in addition to the SWI Group.

Director

Gary Collins British Columbia, Canada

Mr. Collins joined Coastal as President in August 2012. Prior to that he was Senior Vice President, Corporate Development of Belkorp Industries Inc. (investment holding company) from April 2007 to June 2012. Mr Collins has Corporate Directorships currently with Chorus Aviation Inc, Liquor Stores North America Inc and within last five years with Rogers Sugar Inc, Catalyst Paper Corp.

President

Nicholas Bozikis British Columbia, Canada

Mr. Bozikis has been the Chief Financial Officer of Coastal since March 2012.  Prior to that, Mr. Bozikis was Vice President, Finance for Coastal since 2010 and Corporate Controller of Coastal since 2008. Prior to that was at HERO Innovative Color Technology and BME Partners, which now forms part of KPMG.

Chief Financial Officer

Steve Bochen British Columbia, Canada

Since December 2003, Mr. Bochen has been the Chief Operating Officer of Coastal. Prior to joining Coastal, Mr. Bochen worked for Loomis Courier Services as its Regional Operations Manager for the Pacific.

Chief Operating Officer

Terry Vanderkruyk British Columbia, Canada

Since January 2006, Mr. Vanderkruyk has been Vice President, Corporate Development of Coastal. From May 2004 until January 2006, Mr. Vanderkruyk was Director, Investor Relations with Protox Therapeutics Inc.

Vice President, Corporate Development

(1)         Each director holds office until the expiry of his or her term of office or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the by-laws of the Company or under the provisions of the Canada Business Corporations Act. Our articles provide for a staggered term for our directors.  The terms for the classes of directors expire at the annual meeting of shareholders to be held in the following years as indicated: (i) Class I — 2015; (ii) Class II — 2013; and (iii) Class III — 2014.  Jeffrey Mason and Neel Grover are Class I directors of our Company, John E. Currie, Jeff Booth and Michaela Tokarski are Class II directors of our Company and Roger V. Hardy and Murray McBride are Class III directors of our Company.

(2)         A member of our compensation and corporate governance committee.

(3)         A member of our audit committee.

As at October 31, 2012, the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 5,572,658 (approximately 19.5%) of the issued and outstanding common shares of our Company.

Audit Committee

The audit committee meets with our auditor and is responsible for reviewing our interim and annual financial statements and making recommendations for the approval of such financial statements to our board of directors. Material issues related to the audit of our internal accounting controls and information systems are discussed with the audit committee as such issues arise. The audit committee has direct access to our auditors.

The audit committee charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member, appointment and reporting to our board of directors. A copy of the audit committee charter is attached hereto as appendix “A”.

Jeffrey Mason is the Chairman of the audit committee.  The other members of the audit committee are John E. Currie and Jeff Booth.  Each member of the audit committee is financially literate within the meaning of National

Instrument 52-110 - “Audit Committees” (“NI 52-110”).  Jeffrey Mason, John E. Currie and Jeff Booth are independent members of the audit committee as that term is used in NI 52-110.

Relevant Experience.

Set out below is a description of the education and experience of each audit committee member relevant to the performance of his responsibilities as an audit committee member:

Jeffrey Mason — Mr. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his chartered accountant designation while at the international accounting firm of Deloitte & Touche LLP. In October 2008, Mr. Mason completed the certification required to receive the Professional Institute of Corporate Directors’ ICD.D designation. He spent the last 19 years as Chief Financial Officer and director to 10 publicly traded (TSX and AMEX) companies. These companies are principally managed by Hunter Dickinson Inc., a Canadian management services company that oversees public companies with significant market capitalization operating in worldwide jurisdictions. As former Chief Financial Officer and Director of Hunter Dickinson Inc., Mr. Mason’s responsibilities included mergers and acquisitions, financial public reporting and administration, legal, human resources and information technology in addition to his directorship role.

John E. Currie — Mr. Currie holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation working with Peat, Marwick, Mitchell & Co. (now KPMG).  Mr. Currie specialized in international taxation working at various corporations such as Daon Development Corp (later BCE Development Corp) before joining Intrawest Corporation.  After over 15 years at Intrawest Corporation, with the last two years as Chief Financial Officer, Mr. Currie joined lululemon athletic Inc. as Chief Financial Officer in 2007.  Mr. Currie served for six years on the Board of Hathor Exploration Ltd, holding positions on the Audit and Special Committees as well as Chairman of the Board and Chairman of the Compensation Committee.

Jeff Booth — Mr. Booth co-founded BuildDirect in 1999.  Mr. Booth’s professional background includes seven years of senior management in real estate and construction industries.  Mr. Booth held a seat on the Conference Board of Canada’s Roundtable from 2005-2006 and is an active member of the Young Presidents’ Organization.  Mr. Booth also lectures business courses at the University of British Columbia and Simon Fraser University.

Pre-Approval Policies and Procedures.

The audit committee charter includes responsibilities regarding the provision of non-audit services by our external auditors.  The audit committee charter states that the audit committee shall:  (i) pre-approve the retention of the independent auditor for any non-audit services, including tax services, and the fees for such non-audit services which are provided to our Company or its subsidiaries; (ii) consider whether the provision of non-audit services is compatible with maintaining the auditor’s independence; and (iii) if so determined by the audit committee, recommend that our board of directors take appropriate action to satisfy itself of the independence of the auditor.

Reliance on Certain Exemptions.

At no time since the commencement of our most recently completed financial year have we relied on any exemption from NI 52-110.

Audit Committee Oversight.

At no time since the commencement of our most recently completed financial year was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by our board of directors.

Audit Fees

The aggregate fees billed by the Company’s external auditor in each of the Company’s last two fiscal years for services in each of the categories indicated are as follows:

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
October 31, 2012	$338,355	Nil	$148,189	Nil
October 31, 2011	$248,693	Nil	$33,890	Nil

(1)                                 Pertains to the performance of the audit or review of the Company’s financial statements.

(2)                                 Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not reported under “Audit Fees”.

(3)                                 Pertains to professional services for tax compliance, tax advice and tax planning.  The nature of the services comprising the fees disclosed under this category includes transfer pricing studies, preparation of tax returns, assistance with audits and other tax consulting services.

(4)                                 Pertains to products and services other than services reported under the other categories.

Audit Related Fees.

There were no audit related fees billed in each of the last two fiscal years for assurance and related services by our external auditor that are reasonably related to the performance of the audit or review of our financial statements.

Tax Fees.

The aggregate fees billed in each of the last two fiscal years for professional services rendered by our external auditor for tax compliance, tax advice, transfer pricing studies and tax planning were $148,189 for the fiscal year ended October 31, 2012 and $33,890 for the fiscal year ended October 31, 2011.  Tax fees for 2012 and 2011 were primarily for preparation of our tax returns, assistance with audits and other tax consulting.

All Other Fees.

There were no other fees billed in each of the last two fiscal years apart from the audit and tax fees already noted.

Compensation and Corporate Governance Committee

John Currie is the Chairman of the compensation and corporate governance committee.  The other member of the compensation and corporate governance committee is Jeffrey Mason. The Compensation and Corporate Governance Committee is appointed by the Board to discharge the Board’s responsibilities relating to compensation of the Company’s Directors and Officers, making recommendations to the Board regarding the hiring, appointment and termination of Officers, executives and other key employees, advising the Board with respect to filling of vacancies on the Board and making recommendations as to nominees for the Board and to manage the corporate governance systems of the Board.  The Compensation and Corporate Governance Committee has overall responsibility for approving and evaluating the Directors and Officers compensation plans, policies and programs of the Company and for ensuring that the Company meets applicable legal, regulatory self-regulatory business principles and codes of best practice of corporate behavior and conduct.

Conflicts of Interest

Our directors are required by law to act honestly and in good faith with a view to the best interests of our Company, and to disclose any interests which they may have in any project or opportunity of our Company.  If a conflict of interest arises at a meeting of our board of directors, any director in a conflict will disclose his interest and, if required, abstain from voting on such matter.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed elsewhere in this Annual Information Form and below, none of our directors or executive officers is, at the date of this Annual Information Form, or was within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including our Company) that:

(i)                                     was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting the capacity as director, CEO or CFO, or

(ii)                                  was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as otherwise disclosed in this Annual Information Form and below, none of our directors or executive officers or, to our knowledge, any shareholder holding a sufficient number of our shares to materially affect the control of our Company:

(i)                                    is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director or executive officer of any company (including our Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)                                  has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

LEGAL PROCEEDINGS

In 2009 the Ordre des Optométristes du Québec (previously defined as the “Ordre”) commenced a proceeding in the Québec Superior Court for an order declaring that Coastal is contravening the Québec Optometry Act by carrying on activities which constitute the practice of optometry in Québec.  Coastal filed a preliminary motion contesting the jurisdiction of the Superior Court to hear the matter.  On September 9, 2010, the Superior Court dismissed the preliminary motion.  The Québec Court of Appeal dismissed an appeal from this decision on October 4, 2011.  Coastal is preparing an application to the Supreme Court of Canada for leave to appeal the decision of the Québec Court of Appeal.  The issue under appeal concerns the jurisdiction of the Québec superior courts with respect to the process chosen by the Ordre. No hearing has been scheduled yet in respect of the merits of the appeal.

The Company is engaged in certain legal actions in the ordinary course of our business which are not material and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position. This includes certain legal actions by former employees, the outcome of which cannot be determined at this time. No amounts have been accrued relating to these actions.

Given the nature of the business environment in which we operate and the relative strength of our financial position, other third parties have threatened or may commence legal or regulatory proceedings against us in the ordinary course of our business.  An adverse determination in litigation or regulatory proceedings could subject us to significant liabilities to third parties.  Although such disputes are often settled before trial, the costs associated with such arrangements may be substantial.  We closely monitor the progress of all threatened litigation and, where the directors consider it appropriate, make the appropriate provisions and reserves in our financial statements.

REGISTRAR AND TRANSFER AGENT

Our registrar and transfer agent in Canada is Computershare Investor Services Inc., 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.  Our registrar and transfer agent in the United States is Computershare Trust Company, N.A., 350 Indiana Street, Suite 750, Golden, CO, 80401.

INTEREST OF MANAGEMENT IN MATERIAL TRANSACTIONS

In our three most recently completed financial years, none of our insiders, their associates or their affiliates have been involved in any material transactions with us.

MATERIAL CONTRACTS

Except as otherwise disclosed in this Annual Information Form, there are no contracts, other than contracts entered into in the ordinary course of business, that are material to our Company and that were entered into in the most recently completed financial year, or before the most recently completed financial year, but are still in effect.

INTERESTS OF EXPERTS

Our auditors are KPMG LLP and they have advised us that they are independent of our Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information regarding us, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, is contained in our management information circular in respect of our annual meeting of security holders held on April 20, 2012, which is available on SEDAR at www.sedar.com.  Additional financial information is provided in our consolidated financial statements and related Management’s Discussion and Analysis for the fiscal year ended October 31, 2012, which have been filed with various securities commissions.

Additional information relating to our Company may be found on SEDAR at www.sedar.com or on the United States Securities and Exchange Commission website at www.sec.gov; or on Coastal’s website at www.clearlycontacts.ca or at www.coastal.com.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

(As of September 21, 2012)

The Audit Committee is appointed by the Company’s board of directors (the “Board”) to assist the Board in overseeing and monitoring: (1) the integrity of the financial statements of the Company; (2) the compliance by the Company with legal and regulatory requirements; (3) the independence and performance of the Company’s independent auditors, which independent auditors shall report directly to the Audit Committee; and (4) the auditing, accounting and financial reporting processes generally.

The Audit Committee shall consist of a minimum of three Board members.  Members of the Audit Committee shall be appointed by the Board and may be removed or replaced by the Board, from time to time, in its discretion.  There shall be a chairman of the Audit Committee, who shall be appointed by the Board.  The members of the Audit Committee shall meet the independence and experience requirements for Audit Committee members of applicable securities laws any exchange or quotation system upon which the Company’s securities are listed or quoted.

The Audit Committee shall have the authority to retain independent legal, accounting or other consultants to advise the Committee as the Audit Committee determines necessary to carry out its duties and the Audit Committee shall have the sole authority to set and pay the compensation for any such advisors. The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Audit Committee shall make regular reports to the Board.

The Audit Committee shall:

1.              Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

2.              Review the annual audited financial statements, the interim financial statements, management’s discussion and analysis with management and annual and interim earnings press releases, including major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Company’s financial statements. Such review must occur prior to the Company publicly disclosing any such information.

3.              Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements.

4.              Review an analysis prepared by management and the independent auditor of significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including an analysis of the effect of alternative accounting methods on the Company’s financial statements.

5.              Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

6.              Meet with management to review the Company’s major financial risk exposures and the Company’s internal controls.

7.              Review major changes to the Company’s internal controls and accounting principles and practices as suggested by the independent auditor, internal accounting or financial personnel or management.

8.              Recommend to the Board the nomination and appointment of the independent auditor for the purposes of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, which independent auditor is ultimately accountable to the Audit Committee and the Board.

9.              Review the experience and qualifications of the senior members of the independent auditor team, the audit procedures of the independent auditor and the rotation of the lead partner and reviewing partner of the independent auditor.

10.       Approve the compensation to be paid to the independent auditor for audit services.

11.       Pre-approve the retention of the independent auditor for all audit and any non-audit services, including tax services, and the fees for such non-audit services which are provided to the Company or its subsidiary entities.

12.       Obtain annually, in order to assess auditor independence, a formal written statement from the independent auditor that delineates all relationships between the independent auditor and the Company, discuss such statement with the auditor, consider whether the provision of non-audit services is compatible with maintaining the auditor’s independence and, if so determined by the Audit Committee, take or recommend that the Board take appropriate action to satisfy itself of the independence of the auditor.

13.       Evaluate together with the Board the performance of the independent auditor. If so determined by the Audit Committee, recommend that the Board replace the independent auditor.

14.       Recommend to the Board guidelines for the Company’s hiring of partners, employees and former partners and employees of the present and former independent auditor who were engaged on the Company’s account.

15.       Review the significant reports to management pertaining to the presentation and significant accounting policies of the Company’s financial statements.

16.       Obtain reports from management, the Company’s senior accounting and financial personnel and the independent auditor that the Company and its subsidiaries are in conformity with applicable legal requirements, including disclosures of insider and affiliated party transactions.

17.       Review with management and the independent auditor any correspondence with regulators or governmental agencies and any employee or anonymous complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

18.       Review with the independent auditor any problems or difficulties the auditor may have encountered and any disagreements between the independent auditor and management of the Company and any management letter provided by the auditor and the Company’s response to that letter. Such review should include:

a.              any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management;

b.              the internal accounting and financial responsibilities; and

c.               the investigation and implementation of the resolution of any disagreement between the independent auditor and the management of the Company.

19.       Advise the Board with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations.

20.       Meet at least quarterly with the Chief Financial Officer and the independent auditor in separate executive sessions.

21.      Establish a procedure for:

a.              the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.              the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations.